Exhibit 99.1

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY JOINS THE "AGORACOM 100" AND

LAUNCHES ONLINE INVESTOR RELATIONS PROGRAM

JAKARTA – September 17, 2009 - Continental Energy Corporation (OTCBB: CPPXF) - (the "Company") is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services, a Web 2.0 social network for current shareholders and Tier-1 awareness through the world's biggest websites for the purpose of attracting new shareholders.

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of small-cap investors, Continental Energy has turned the primary focus of its investor relations to the web via AGORACOM to facilitate faster, better and more accessible communications with both current and prospective shareholders around the world.

Effective September 24, 2009, a customized and monitored Continental Energy IR HUB will be available on AGORACOM at (http://agoracom.com/ir/continentalenergy ). The IR HUB will allow Continental Energy to communicate with all investors simultaneously, anytime and in near real-time through our electronic shareholder forum. This HUB will provide Continental Energy management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

LAUNCH OF CONTINENTAL ENERGY SHAREHOLDER COMMUNITY

The Continental Energy IR HUB propels the Company into the forefront of Web 2.0 investor relations by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

THE "AGORACOM 100"

On January 19th, AGORACOM launched a national TV, web and search engine marketing campaign to drive small-cap investors to the AGORACOM 100, an elite and exclusive group of great small-cap companies in which Continental Energy will be included. This marketing campaign will target main stream media including regular spots on BNN, CNBC TV, Bloomberg TV, Globe & Mail's GlobeInvestor.com, Google, Yahoo!, MSN, AOL, Facebook, AGORACOM and other Tier 1 media properties.

TIER-1 EXPOSURE AND AWARENESS

As an exclusive provider of Small-Cap news and information to Tier 1 sites such as Globe Investor, Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide significant financial media coverage of all newsworthy Continental Energy  press releases for the purposes of attracting new and prospective shareholders.

Richard L. McAdoo, Chairman & CEO of Continental Energy states, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors that are searching for their next great investment. I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization with a great story to tell."

For all future Continental Energy investor relations needs, investors are asked to visit our IR Hub at http://agoracom.com/ir/continentalenergy  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. We have partnered with the world's biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors. We have served over 300 companies since 1997.

AGORACOM (http://www.Agoracom.com) is North America's only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumors, profanity, stock bashing or hyping. Our traffic ranking is above the top 0.5% of all websites around the world.

On behalf of the Company,

Richard L. McAdoo

Chairman & CEO

SOURCE: Continental Energy Corporation

For further information: AGORACOM Investor Relations cppxf@agoracom.com or http://agoracom.com/ir/continentalenergy

About Continental Energy Corporation:

Continental  is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web sites at www.continentalenergy.com and from 9/24/09  http://agoracom.com/ir/continentalenergy.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.